Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 18, 2025

References are made to the circular (the “Circular”) of Baozun Inc. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated May 16, 2025. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that all the proposed resolutions as set out in the Notice were duly passed by poll. The poll results are as follows:

Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
1.	To receive, consider and adopt the audited consolidated financial statements for the year ended December 31, 2024 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report.	Class A ordinary shares (“Class A Shares”)	53,134,292 (98.613619%)	747,000 (1.386381%)	307,661 (–%)	53,881,292	53,881,292
		Class B ordinary shares (“Class B Shares”)	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	186,141,672 (99.600297%)	747,000 (0.399703%)	307,661 (–%)	186,888,672	67,182,030

Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
2.	(a) To re-elect the following retiring Directors:
	(i) Mr. Satoshi Okada as Director.	Class A Shares	52,018,254 (98.346162%)	874,765 (1.653838%)	1,295,934 (–%)	52,893,019	52,893,019
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	185,025,634 (99.529444%)	874,765 (0.470556%)	1,295,934 (–%)	185,900,399	66,193,757
	(ii) Dr. Jun Wang as Director.	Class A Shares	52,009,797 (98.332047%)	882,214 (1.667953%)	1,296,942 (–%)	52,892,011	52,892,011
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	185,017,177 (99.525435%)	882,214 (0.474565%)	1,296,942 (–%)	185,899,391	66,192,749
	(iii) Ms. Bin Yu as Director.	Class A Shares	51,105,368 (96.635757%)	1,779,164 (3.364243%)	1,304,421 (–%)	52,884,532	52,884,532
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	184,112,748 (99.042904%)	1,779,164 (0.957096%)	1,304,421 (–%)	185,891,912	66,185,270
	(b) To authorize the Board to fix the Directors’ fees.	Class A Shares	52,714,837 (99.603008%)	210,108 (0.396992%)	1,264,008 (–%)	52,924,945	52,924,945
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	185,722,217 (99.886998%)	210,108 (0.113002%)	1,264,008 (–%)	185,932,325	66,225,683
3.	To re-appoint KPMG as auditor of the Company and authorize the Board to fix its remuneration.	Class A Shares	52,883,785 (99.903072%)	51,309 (0.096928%)	1,253,859 (–%)	52,935,094	52,935,094
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	185,891,165 (99.972406%)	51,309 (0.027594%)	1,253,859 (–%)	185,942,474	66,235,832

Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
4.	To give a general mandate to the Directors to allot, issue and deal with additional Class A ordinary shares or American depositary shares of the Company (the “ ADSs ”) and/or resell treasury shares of the Company (if permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) not exceeding 20% of the number of the issued shares of the Company (excluding treasury shares) (the “Issue and Resale Mandate”).	Class A Shares	29,171,890 (53.938877%)	24,911,346 (46.061123%)	105,717 (–%)	54,083,236	54,083,236
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	162,179,270 (86.684877%)	24,911,346 (13.315123%)	105,717 (–%)	187,090,616	67,383,974
5.	To give a general mandate to the Directors to buy back Class A ordinary shares or ADSs not exceeding 10% of the number of the issued shares of the Company (excluding treasury shares).	Class A Shares	53,316,967 (98.567005%)	775,137 (1.432995%)	96,849 (–%)	54,092,104	54,092,104
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	186,324,347 (99.585709%)	775,137 (0.414291%)	96,849 (–%)	187,099,484	67,392,842
6.	To extend the Issue and Resale Mandate by the number of Class A ordinary shares or ADSs bought back by the Company.	Class A Shares	31,214,864 (57.686392%)	22,896,449 (42.313608%)	77,640 (–%)	54,111,313	54,111,313
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	164,222,244 (87.763676%)	22,896,449 (12.236324%)	77,640 (–%)	187,118,693	67,412,051
Special Resolution			For	Against	Abstain	Total Number of Votes Cast	Total Number of Voting Shares
7.	To approve the proposed amendments to the existing articles of association of the Company and to adopt the seventh amended and restated memorandum of association and articles of association of the Company and the ancillary authorization to the Directors and company secretary of the Company.	Class A Shares	42,664,017 (80.679974%)	10,216,537 (19.320026%)	1,308,399 (–%)	52,880,554	52,880,554
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	175,671,397 (94.503927%)	10,216,537 (5.496073%)	1,308,399 (–%)	185,887,934	66,181,292

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 6, such resolutions were duly passed as ordinary resolutions. As a majority of not less than three-fourths of the votes cast in favour of the above special resolution numbered 7, such resolution was duly passed as a special resolution.

(b)	As at the date of the record date (i.e. May 19, 2025), the total number of issued Shares was 189,109,424 Shares, comprising 175,808,686 Class A Shares and 13,300,738 Class B Shares (including 2,533,803 Class A Shares represented by 844,601 ADSs being repurchased but pending cancellation and 13,268,625 Class A Shares represented by 4,422,875 ADSs held by the Company as treasury shares). The Company confirmed that no voting rights of such shares repurchased but pending cancellation and treasury shares have been exercised at the AGM.

(c)	None of the Shareholder were required to abstain from voting in respect of the resolutions at the AGM. None of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of Shares entitling the holders to attend and vote for or against on the resolutions numbered 1 to 7 above at the AGM was 173,306,996 Shares, comprising 160,006,258 Class A Shares and 13,300,738 Class B Shares.

(e)	According to the Articles of Association, each Class A Share shall entitle its holder to one vote and each Class B Share shall entitle its holder to ten votes in respect of all the resolutions.

(f)	Computershare Hong Kong Investor Services Limited, the Company’s Hong Kong branch share registrar, was appointed as the scrutineer for the purpose of vote-taking at the AGM.

(g)	Directors, namely, Mr. Vincent Wenbin Qiu, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu, and independent Directors, namely, Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye attended the AGM. Mr. Satoshi Okada, the Director, did not attend the AGM due to other business commitments.

By order of the Board

Baozun Inc.

Vincent Wenbin Qiu

Chairman

Hong Kong, June 18, 2025

As at the date of this announcement, the Board comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as Directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

*     for identification purposes only

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